

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Xiaodong Yang
M.D., Ph.D.
Apexigen, Inc.
75 Shoreway Road, Suite C
San Carlos, CA 94070

> **Re: Apexigen, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2022**
> **File No. 333-266847**

Dear Dr. Yang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 12, 2022

Cover Page

1. We note the significant number of redemptions of common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your shares.

Risk Factors, page 7

2. Update the disclosure in the risk factor titled "Our management has limited experience in operating a public company" in light of the failure to timely file the Form 10-Q for the quarter ended June 30, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

3.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

4.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

Exhibits

5.   We note your disclosure in the footnotes to the exhibit index that certain portions of Exhibit 2.1 have been redacted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to include a prominent statement on the first page of such redacted exhibit that certain identified information ahs been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Michael Coke, Esq.